Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact: Johnny Walker President/CEO (858) 549-6340 rfi@rfindustries.com	Investor Contact: Robert Jacobs Jacobs Consulting (310) 927 3108 robert.jacobs@jacobscon.com

RF Industries Reports First Quarter Results

Declares Quarterly Cash Dividend of $0.02 per Common Share

San Diego, California, March 21, 2016 -- RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the fiscal first quarter ended January 31, 2016.

First Quarter Results

Sales for the fiscal first quarter 2016 increased 1%, or $100,000, to $7.0 million compared to sales of $6.9 million for the same quarter last year. However, the Company incurred a net loss for the fiscal first quarter 2016 of $353,000, or $0.04 per diluted share, compared to net income of $65,000, or $0.01 per diluted share, in the same quarter last year. The net loss was primarily the result of the operating loss incurred by the Company’s Connectors and Cable Assembly, Cables Unlimited and Bioconnect divisions and to a lesser extent, to a decrease in gross margins across all divisions. First quarter 2016 results include sales from the Company’s new Rel-Tech Electronics subsidiary, which contributed sales of $1.5 million during the first quarter of fiscal 2016. The Company did not own Rel-Tech in the first fiscal quarter 2015.

Gross profit for the first quarter 2016 was $2.1 million, or 30% of sales, compared to gross profit of $2.5 million, or 36% of sales in the first quarter last year. The decline in gross profit is the result of lower sales and lower gross margins from both the RF Connector and Cable Assembly and the Medical Cabling and Interconnector segments compared to the first quarter last fiscal year. Gross margin was also affected by the typically higher volume, lower margin sales prevalent in the Custom Cabling Manufacturing and Assembly Segment.

Selling and general expenses increased by $232,000 the first quarter 2016 compared to the same quarter last year. The increase in selling and general expenses is primarily attributable to the additional expenses incurred at Rel-Tech, a division that the Company did not own in the comparable quarter in 2015. Excluding Rel-Tech, selling and general expenses increased approximately $84,000 in the first quarter, compared to the same quarter last year, primarily due to an increase in sales and marketing efforts.

CEO Comments

Johnny Walker, President and CEO said, "First quarter sales, which is typically our seasonally weakest quarter, in combination with the continuing weakness in the wireless infrastructure market, negatively impacted sales and margins at the Connector and Cable Assembly and the Cables Unlimited divisions. We sold our Aviel Division, which had not materially contributed to our net sales or net income, on December 22, 2015 for a gain of approximately $35,000. We believe that the disposition of the non-core divisions will allow us to focus on developing additional markets for our primary line of products. We also believe that there are significant growth opportunities in the Distributed Antenna Systems (DAS) market, specifically in the Public Safety sector."

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7610 Miramar Road, San Diego, CA 92126-4202 $ (858) 549-6340 $ (800) 233-1728 $ FAX (858) 549-6345

E-mail: rfi@rfindustries.com $ Internet: www.rfindustries.com

RF Industries Reports First Quarter Results

March 21, 2016

Page Two

DAS is an in-building solution providing internal wireless cellular, public safety, or any other RF signals throughout a structure. The public safety requirement is being driven by the International Fire Code which requires first responder in-building coverage standards and new building codes adopted by jurisdictions throughout the country. These in-building antenna systems utilize a large quantity of products currently marketed by RF Industries and are being installed in office buildings, hotels, hospitals, sports centers and gaming centers throughout the United States. The Company is a sponsoring member of the Safer Building Coalition (SaferBuildings.org), an organization closely involved in reviewing standards and procedures for public safety DAS market applications.

Mr. Walker further stated: "DAS installations include custom fiber solutions, coaxial cabling assemblies, plenum cables and a number of additional passive products that are currently being designed and manufactured by our existing divisions. These DAS product offerings will provide additional revenue opportunities for our other divisions."

"To fund future acquisitions and to improve our ability to properly address all markets, our Board of Directors has decided to reduce the quarterly cash dividend in favor of allocating our cash resources to the expansion of our sales staff, supporting our current businesses and to increase our penetration of the rapidly growing Public Safety DAS market."

Financial Data; Dividends

At January 31, 2016, the Company reported working capital of $14.5 million, including cash and cash equivalents of $5.8 million, a current ratio of approximately 4.7-to-1, no long-term debt and stockholders' equity of $25.5 million. During the first quarter, the Company paid out cash dividends of $0.07 per share, or $610,000, to common stock shareholders.

At its March 3, 2016 meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per common share, payable April 15, 2016 to shareholders of record on March 31, 2016. All cash dividends are made at the discretion of our board of directors, subject to applicable laws, and depend on a number of factors, including our financial condition, results of operations, capital requirements, plans for future acquisitions, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

On March 3, 2016 the Board of Directors also approved the closure of the Company’s Bioconnect division which comprised the entire operations of the Company’s Medical Cabling and Interconnector segment. The closure is part of the Company’s on-going plan to close or dispose of underperforming divisions that are not part of the Company’s core operations.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, and industrial. The Company's products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, and wiring harnesses. The Company's connectivity products are used throughout the growing and evolving wireless infrastructure. Through its newly acquired Rel-Tech Electronics, Inc. and Comnet Telecom Supply, Inc. subsidiaries, the Company also manufactures and sells other cabling technologies and data center equipment solutions. The Company is headquartered in San Diego, California with operations in Yaphank, New York, and East Brunswick, New Jersey and Milford, Connecticut. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the Company's reliance on certain distributors for a significant portion of anticipated revenues and the uncertainty of impact upon the Company’s operations of the recent acquisition of Comnet Telecom Supply, the patented braided cable product line, and Rel-Tech Electronics. Further discussion of these and other potential risk factors may be found in the Company's public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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7610 Miramar Road, San Diego, CA 92126-4202 $ (858) 549-6340 $ (800) 233-1728 $ FAX (858) 549-6345

E-mail: rfi@rfindustries.com $ Internet: www.rfindustries.com

RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) (in thousands, except share and per share amounts)

	Three Months Ended
	January 31,
	2016	2015
Net sales	$6,984	$6,894
Cost of sales	4,908	4,394
Gross profit	2,076	2,500

Operating expenses:
Engineering	198	217
Selling and general	2,489	2,257
Total Operating Expenses	2,687	2,474

Operating income (loss)	(611)	26

Other income	--	5
Income (loss) from continuing operations before benefit for income taxes	(611)	31

Benefit for income taxes	(256)	(21)
Income (loss) from continuing operations	(355)	52

Income from discontinued operations, net of tax	2	13
Net income (loss)	$(353)	$65

Earnings (loss) per basic share:
Continuing operations	$(0.04)	$0.01
Discontinued operations	0.00	0.00
Net income (loss) per basic share	$(0.04)	$0.01

Earnings (loss) per diluted share:
Continuing operations	$(0.04)	$0.01
Discontinued operations	0.00	0.00
Net (loss) income per diluted share	$(0.04)	$0.01

Weighted average shares outstanding:
Basic	8,716,712	8,286,831
Diluted	8,716,712	8,667,771

RF INDUSTRIES, LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	Jan. 31,	Oct. 31,
	2016	2015
		(audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$5,766	$7,595
Trade accounts receivable, net	3,865	3,980
Inventories	7,020	6,928
Other current assets	1,341	728
Deferred tax assets	427	426
TOTAL CURRENT ASSETS	18,419	19,657
Property and equipment, net	829	921
Goodwill	5,913	5,913
Amortizable intangible assets, net	4,096	4,268
Non-amortizable intangible assets	1,387	1,387
Note receivable from stockholder	67	67
Other assets	205	39
TOTAL ASSETS	$30,916	$32,252

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,649	$1,493
Accrued expenses	2,269	2,868
TOTAL CURRENT LIABILITIES	3,918	4,361
Deferred tax liabilities	1,143	1,143
Other long-term liabilities	377	377
TOTAL LIABILITIES	5,438	5,881

COMMITTMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, authorized 20,000,000 shares of $0.01
par value; 8,718,914 and 8,713,664 shares issued and
outstanding at January 31, 2016 and October 31, 2015, respectively	87	87
Additional paid-in capital	19,200	19,129
Retained earnings	6,191	7,155
TOTAL STOCKHOLDERS' EQUITY	25,478	26,371
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,916	$32,252